SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-/75

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

08006133

Our Ref: 19160-10120

November 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

SEC
Mail Processing
Section

NOV 2 8 2008

Washington, DC
100

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
DEC 09 2008
THOMSON REUTERS

Carrie Li

Encl.

HK1 396903v.27

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 322)

CLARIFICATION ANNOUNCEMENT IN RELATION TO THE CHINESE VERSION OF THE THIRD QUARTERLY RESULTS ANNOUNCEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008

Reference to the announcement (the "Announcement") of Tingyi (Cayman Islands) Holding Corp. (the "Company") dated 24 November 2008 in relation to the Chinese Version of the Third Quarterly Results Announcement for the nine months ended 30 September 2008.

The board of directors (the "Board") of the Company wishes to clarify that due to typographical error, the title of the Chinese Version of the Third Quarterly Results Announcement for the six months ended 30 September 2008 was incorrectly stated as which should have been "Third Quarterly Results Announcement for the nine months ended 30 September 2008"

The above clarification does not affect any other information contained in the Announcement.

By order of the Board
Tingyi (Cayman Islands) Holding Corp.
Ip Pui Sum
Company Secretary

Hong Kong, 24 November 2008

As at the date of this announcement, Executive Directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida;
the Independent Non-Executive Directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

* For identification purposes only

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 322)

Third Quarterly Report 2008



* For identification purposes only

SUMMARY

US$ million	For the three months ended 30 September 2008	2007	Change
• Turnover	1,321.411	994.847	+32.83%
• Gross profit of the Group	429.485	330.730	+29.86%
• EBITDA	201.698	160.464	+25.70%
• Profit for the period	129.755	109.015	+19.02%
• Profit attributable to equity holders of the Company	91.893	76.489	+20.14%
• Earnings per share (US cents)	1.65	1.37	+US0.28 cents
• At 30 September 2008, Cash and cash equivalents was US$493.380 million and Gearing ratio was 0.07 times			

INTRODUCTION

In the third quarter, China's Gross Domestic Product ("GDP") increased by 9% compared with the corresponding period of last year. Its rate of increase dropped by 1.1 ppt. from 10.1% in the second quarter, and a drop of 2.5 ppt. compared with the corresponding period of last year, which was the lowest increment since 2004. The pace of its economic growth has slowed down. In the first three quarters, the Consumer Price Index ("CPI") increased by 7% compared with the corresponding period of last year. In terms of growth rate, there was 2.9 ppt. increase, but a drop of 0.9 ppt. from the first half year. There has been 22 months consecutively effective negative interest rate in the PRC. The CPI in September increased by 4.6% from the corresponding period of last year, which was the lowest growth rate in the last 15 months. As a precedent index of CPI, the Producer Price Index ("PPI") from January to September increased by 8.3% compared with the corresponding period of last year, up 5.6 ppt. from the corresponding period of last year. Although the pressure of inflation has reduced, it still exists, while the risk of economic downturn has increased notably.

Negative interest rate and inflation pressure led to reduced consumers discretionary spending and increased proportion of expenditure on daily necessities. Capitalizing on such business opportunity and through flexible marketing strategy, in the third quarter, turnover of the Group increased by 32.83% over the same period last year to US$1,321 million. Turnover for instant noodles, beverage and bakery increased by 32.88%, 34.02% and 35.36% over the same period last year to US$542 million, US$704 million and US$46 million respectively. According to ACNielsen's survey in September 2008, the Group's instant noodle, Ready-To-Drink (RTD) Tea, mineralized water and sandwich crackers continued to rank first in the PRC market.

In the first three quarters of year 2008, the Group's turnover increased by 34.95%, gross margin slightly dropped by 0.15ppt, to 32.77% over the same period last year and gross profit increased by 34.30%. Profit before taxation increased by 34.79% to US$383 million over the same period last year. EBITDA increased by 32.52% to US$524 million and profit attributable to equity holders of the Company increased by 27.39% to US$ 220 million when compared to the same period last year.

In July 2008, the Group was ranked the fifth in "the Survey of Top Taiwan Global Brands 2008" assessed by InterBrand from UK. The brand value of Master Kong was US$793 million. The Group has ranked top five in the past six years. In September, Forbes announced " Fabulous 50" list, a roundup of the best public companies in the Asia Pacific region. The Group made its first appearance on the list. All companies in the " Fab 50" list have minimum annual revenue or market capital of US$5 billion and have been included according to the appreciation of their stock price, projected earnings, long term profitability and sales growth. In October, according to a survey for mainland consumers by AlixPartners, an international business advisory firm, Master Kong tops international famous brands on the list of most trusted non-alcoholic beverages. The above appreciations further demonstrate the strong market position of Master Kong Brand in Greater China.

2008 THIRD QUARTERLY RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the"Company") is pleased to announce the unaudited condensed consolidated third quarterly financial statements of the Company and its subsidiaries (the"Group") for the three months and nine months ended 30 September 2008 together with the unaudited comparative figures for the corresponding periods in 2007. These unaudited third quarterly financial statements have been reviewed by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Three Months and Nine Months Ended 30 September 2008

		2008		2007	
		July to September (Unaudited)	January to September (Unaudited)	July to September (Unaudited)	January to September (Unaudited)
	Note	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Revenue	2	1,321,411	3,370,664	994,847	2,497,681
Cost of sales		(891,926)	(2,266,243)	(664,117)	(1,675,338)
Gross profit		429,485	1,104,421	330,730	822,343
Other net income		18,973	57,791	15,165	33,525
Distribution costs		(253,134)	(645,871)	(189,280)	(475,504)
Administrative expenses		(27,863)	(78,087)	(19,890)	(53,653)
Other operating expenses		(11,020)	(43,349)	(12,975)	(33,538)
Finance costs	3	(7,195)	(22,712)	(5,270)	(14,901)
Share of results of associates		3,215	10,568	1,983	5,702
Profit before taxation	4	152,461	382,761	120,463	283,974
Taxation	5	(22,706)	(62,024)	(11,448)	(29,024)
Profit for the period		129,755	320,737	109,015	254,950
Attributable to					
Equity holders of the Company		91,893	219,500	76,489	172,308
Minority interest		37,862	101,237	32,526	82,642
Profit for the period		129,755	320,737	109,015	254,950
Earnings per share	6				
Basic		1.65 cents	3.93 cents	1.37 cents	3.08 cents
Diluted		1.65 cents	3.93 cents	N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 September 2008

	Note	At 30 September 2008 (Unaudited) US$'000	At 31 December 2007 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,928,181	1,567,348
Intangible assets		10,441	11,701
Interest in associates		36,564	33,929
Premium for land lease		71,576	65,594
Available-for-sale financial assets		3,796	3,724
Deferred tax assets		5,379	5,379
		2,055,937	1,687,675
Current assets			
Financial assets at fair value through profit or loss		75,081	21,439
Inventories		201,779	155,217
Trade receivables	8	170,293	114,391
Prepayments and other receivables		150,078	112,807
Pledged bank deposits		11,864	3,030
Bank balances and cash		481,516	239,862
		1,090,611	646,746
Current liabilities			
Trade payables	9	584,079	334,041
Other payables		363,928	248,979
Current portion of interest-bearing borrowings	10	396,038	291,481
Trade receipts in advance		34,286	43,045
Taxation		16,223	7,122
		1,394,554	924,668
Net current liabilities		(303,943)	(277,922)
Total assets less current liabilities		1,751,994	1,409,753
Non-current liabilities			
Long-term interest-bearing borrowings	10	182,556	106,946
Other non-current payables		3,115	2,861
Employee benefit obligations		8,725	7,893
Deferred tax liabilities		22,578	10,358
		216,974	128,058
NET ASSETS		1,535,020	1,281,695
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	1,134,173	849,382
Proposed special dividend		—	59,799
Proposed final dividend		—	90,537
Total capital and reserves attributable to equity holders of the Company		1,162,116	1,027,661
Minority interest		372,904	254,034
TOTAL EQUITY		1,535,020	1,281,695

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Nine Months Ended 30 September 2008

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2007	913,342	184,647	1,097,989
Net gains recognised directly in equity			
Exchange translation difference	42,487	—	42,487
Dividend	(136,923)	(32,668)	(169,591)
Profit for the period	172,308	82,642	254,950
	77,872	49,974	127,846
As at 30 September 2007	991,214	234,621	1,225,835
As at 1 January 2008	1,027,661	254,034	1,281,695
Net gains recognised directly in equity			
Exchange translation difference	65,291	18,660	83,951
Dividend	(150,336)	(1,027)	(151,363)
Profit for the period	219,500	101,237	320,737
	134,455	118,870	253,325
As at 30 September 2008	1,162,116	372,904	1,535,020

Condensed Consolidated Cash Flow Statement

For the Nine Months Ended 30 September 2008

	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
Net cash from operating activities	691,617	593,195
Net cash used in investing activities	(470,959)	(330,136)
Net cash from (used in) financing activities	29,830	(127,662)
Increase in cash and cash equivalents	250,488	135,397
Cash and cash equivalents at 1 January	242,892	163,920
Cash and cash equivalents at 30 September	493,380	299,317
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	481,516	294,328
Pledged bank deposits	11,864	4,989
	493,380	299,317

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited third quarterly financial statements. These unaudited third quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed third quarterly financial statements should be read in conjunction with the 2007 annual financial statements. The accounting policies adopted in preparing the unaudited third quarterly financial statements for the nine months ended 30 September 2008 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

2. **Revenue and segment results by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue				**Segment results**			
	2008		**2007**		**2008**		**2007**	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Instant noodles	541,751	1,524,211	407,693	1,065,395	59,923	135,299	37,321	80,246
Beverages	703,635	1,646,614	525,035	1,278,249	87,388	237,959	76,707	194,143
Bakery	45,529	113,416	33,635	81,112	3,652	6,309	2,786	3,798
Others	30,496	86,423	28,484	72,925	5,477	15,337	6,935	14,987
Total	1,321,411	3,370,664	994,847	2,497,681	156,440	394,904	123,749	293,174

3. **Finance costs**

	2008		**2007**	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Interest on bank loans and other loans wholly repayable within five years	7,195	22,712	5,270	14,901

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	2008		2007	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Depreciation	45,778	126,103	36,400	99,356
Amortization	1,085	3,234	1,009	2,886

5. **Taxation**

	2008		2007	
	July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
PRC enterprise income tax	22,706	62,024	11,448	29,024

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to a preferential PRC Enterprise Income Tax rate of 15% before 31 December 2007. Also, they are fully exempt from PRC Enterprise Income Tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years ("Tax Holidays"). Under the new tax law which has taken effect as from 1 January 2008, the preferential PRC Enterprise Income Tax rate of 15% will increase gradually to 25% over five years. All Tax Holidays will expire at the end of 2012.

6. (a) **Basic earnings per share**

The calculation of basic earnings per share is based on the net profit of US$219.500 million (2007: US$172.308 million) attributable to equity holders of the Company for the period ended 30 September 2008 and on the weighted average of 5,588,705,360 (2007: 5,588,705,360) ordinary shares in issue during the period.

(b) **Diluted earnings per share**

Diluted earnings per share for the year is calculated on the net profit attributable to shareholders of the Company for the period ended 30 September 2008 of US$219.500 million (2007: US$172.308 million) and the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the share options granted under the Company's share option scheme.

Reconciliation of weighted average number of ordinary shares used in calculating diluted earnings per share:

	For the nine months ended 30 September	
	2008 **Number of shares**	**2007** **Number of shares**
Weighted average number of ordinary shares used in calculating basic earnings per shares	5,588,705,360	5,588,705,360
Deemed issue of ordinary shares on granting of share options	1,210,388	—
	5,589,915,748	5,588,705,360

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the nine months ended 30 September 2008 (2007: nil).

8. **Trade receivables**

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 September 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
0-90 days	158,579	105,115
Over 90 days	11,714	9,276
	170,293	114,391

9. **Trade payables**

The aging analysis of trade payables is as follows:

	At 30 September 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
0-90 days	552,205	318,190
Over 90 days	31,874	15,851
	584,079	334,041

10. **Interest-bearing borrowings**

	At 30 September 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
Bank loans:		
Within one year	396,038	291,481
In the second year	114,027	68,620
In the third year to the fifth years inclusive	68,529	38,326
	578,594	398,427
Portion classified as current liabilities	(396,038)	(291,481)
Non-current portion	182,556	106,946

11. **Issued capital**

	Ordinary shares of US$0.005 each	
	No. of shares	**US$'000**
Authorised:		
At 31 December 2007 and 30 September 2008	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2007 and 30 September 2008	5,588,705,360	27,943

12. **Reserves**

	Capital redemption reserve	Share premium	Exchange translation reserve	General reserve	Retained profits	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 31 December 2007	36	332,478	93,124	135,961	438,119	999,718
Exchange translation difference	—	—	65,291	—	—	65,291
Transfer to general reserve	—	—	—	9,756	(9,756)	—
Profit for the period	—	—	—	—	219,500	219,500
Dividend	—	—	—	—	(150,336)	(150,336)
At 30 September 2008	36	332,478	158,415	145,717	497,527	1,134,173

13. **Commitments**

	At 30 September 2008 (Unaudited)	At 31 December 2007 (Audited)
	US$'000	*US$'000*
(a) **Capital commitments**		
Contracted but not provided for	65,329	196,008

(b) **Commitments under operating leases**

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

Within one year	7,335	10,369
In the second to fifth years, inclusive	20,321	20,570
Over five years	3,133	4,301
	30,789	35,240

14. **Related party transactions**

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

		2008		2007	
		July to September (Unaudited) *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
(a)	Sales of goods to:				
	Associates	49	407	682	1,531
	Companies under control by a substantial shareholder of the Company	601	1,404	212	674
	Companies under control by directors of the Company	5,653	11,782	2,450	7,213
(b)	Purchases of goods from:				
	Associates	89,253	250,987	76,971	207,679
	Companies under control by a substantial shareholder of the Company	3,003	9,688	10,360	20,199
	Holding companies of a minority shareholder of subsidiaries of the Company	599	1,601	710	1,775
(c)	Processing charges by:				
	Companies under control by a substantial shareholder of the Company	—	—	876	1,764
	Holding companies of a minority shareholder of subsidiaries of the Company	278	893	251	753

(d) As of 30 September 2008, an associate and the holding companies of a minority shareholder of subsidiaries of the Company have provided guarantees to the Group's bankers for US$6.597 million and US$8.575 million respectively (31 December 2007: US$4.320 million and US$17.530 million) for securing banking facilities granted to the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

During the third quarter, the turnover of the Group increased by 32.83% over the same period last year to US$1,321 million. Turnover for instant noodles, beverage and bakery increased by 32.88%, 34.02% and 35.36% over the same period last year to US$542 million, US$704 million and US$46 million respectively. The Group's gross margin dropped by 0.74ppt to 32.50% and gross profit grew by 29.86%when compared to the same period last year. Profit before taxation increased 26.56% to US$152 million.

In the first three quarters of year 2008, the Group's turnover increased by 34.95%, gross margin slightly dropped by 0.15ppt to 32.77% over the same period last year and gross profit increased by 34.30%. EBITDA increased by 32.52% to US$524 million and profit attributable to equity holders of the Company increased by 27.39% to US$ 220 million when compared to the same period last year.

Instant Noodle Business

In the third quarter of the year, turnover for the instant noodle business was US$541.751 million, increased by 32.88% from last year and representing 41.00% of the Group's total turnover. In the first three quarters of the year, turnover for instant noodle grew by 43.07% to US$1,524 million and representing 45.22% of the Group's total turnover.

During the period, the Company continued to use the strategy of marketing "Master Kong" brand as high-end noodles in maintaining the existing market share of high-end noodles and at the same time capturing the middle and lower-end markets with its improved "Fumanduo" brand.

On the basis of four major products, namely braised beef/spicy beef/mushroom chicken/shrimp and fish, Master Kong fulfilled consumers' primary desires for delicious taste, and continued to develop different regional flavors to suit the needs of different regions and food cultures, and communicated with consumers through promotion activities. Gan Ban Mian (fried noodles with beef and chillies) represented a new way of enjoying classic taste, while La Xuan Feng (Spicy Whirlpool), with spiciness as the selling point, continued to appeal to young people through publicity spokesman. Its new product, Tian Xin Mian, advocates under the slogan of "Small Tian Xin, but great satisfaction", stressing on the product characteristics of rich contents, and appealing to the young group with its attractive appeal. "Your Flavors Series" continued to communicate for "The journey for Gam Mian delicacy", and through marketing with box packaging and bag packaging, have consolidated its position as the top brand in the Gan Ban Mian market. "Jin Shuang La Mian" and "Hao Zi Wei", on the other hand, are for the middle price market to meet the needs of middle and lower classes consumers in the cities.

In the middle-end brands, the newly launched new packaged "Gold Mark Fumanduo" has created "New height of delicious taste", while "Super Fumanduo" continued its positioning towards the younger people particularly with the campus groups. "Tung Mian"noodle has been successfully launched, and help to secure the Group's leading position in the middle-price noodle market. The low-price brands, "Fumanduo" and "Fumanduo Yi Wan Xiang" have successfull captured some of the instant noodle markets of RMB1 per pack in the tier 2, 3 and 4 cities with steady growth. "Fumanduo Xiang Cui Mian" handy package with mainly baked egg tomato flavor have been launched. The successful operation of "Fumanduo" series products have effectively driven the growth of the Group's overall middle and lower end markets with its market shares increasing steadily.

According to ACNielsen's survey in September 2008, in terms of sales value, market share of Master Kong noodle in the overall China market was 49.9%, and it continued to hold firmly the No.1 position in the market. Master Kong also gained 69.5% and 66.1% market share respectively for high-end packet noodles and container noodles. Meanwhile, the Group's Fumanduo low end noodle acquired a 14.4% share and ranked third in low end noodle market.

On production, through streamlining production systems, introduction of high speed production lines to promote the speed and automation of equipment and reduced labour, the Group has enhanced its production efficiency and per capita capacity, thus eased the pressure of production costs.

The price of main raw material for instant noodle, palm oil, recorded a big drop in August when compared to July's price. Due to the inventory brought forward and lead time for purchasing, the actual usage cost for palm oil in the third quarter 2008 was still quite high. As a result, in the third quarter of the year, gross margin for instant noodle slightly dropped by 0.39ppt. to 26.11% and gross profit grew by 30.93%. Thanks for the effective marketing strategy and control of overall cost, profit attributable to equity holders of the Company increased to US$49.671 million.

Beverage Business

The cool temperature and keen competition in the beverage market, in addition to the existing pressure of inflation and drop in consumer incomes which caused consumers to be more conservative in consumption, have resulted in the slow down in the growth of sales in the period. However, the Group coninued to implement flexible and effective sales strategy and increase its promotion efforts, and communication activities with the consumers. In the third quarter of the year, turnover for the beverage business was US$703.635 million, increased by 34.02% from last year and representing 53.25% of the Group's total turnover. In the first three quarters of the year, turnover for beverage business grew by 28.82% to US$1,647 million and representing 48.85% of the Group's total turnover.

International groups are optimistic about the prospects of tea drink market and increased their investments accordingly leading to fierce competition. Through diversified tea drink products, the Group continued to enrich its product quality and variety and continued to penetrate to more consumers through various forms of promotional activities in order to strengthen the brand and protect its leading position in the tea drink market.

We continued to market Ice Tea through our music strategy by engaging Tao Zhe as spokesman, and participants of music activities reached its highest level in the current year, and successfully brought Master Kong Ice Tea closer to its consumers through leverage on music. In respect of juice products, through the activities of spokesman clearly displayed Master Kong's "Daily C" as a multi-flavor and energetic juice brand bringing endless joys and energies. Bottled water, currently occupied the leading position in the market. With the world's advanced automatic production equipment, matured and advanced scientific management and technology, production of high quality products was assured, we enable consumers confidence our products.

Master Kong considers product safety as its paramount. As a self regulation, the Group entered into the first Industrial Convention of beverage business, "China Packaged Drinking Water Self-discipline Convention", setting stringent requirements on product quality assurance, market environment, protection of original water and water sources, product labeling and advertising, and promoting the healthy harmonious development of the packaged drinking water industry in a good market environment. Through the promotion of "Water Innovative Public Welfare Plan Competition" activities, the public are encouraged to look for innovative feasible solutions to the existing problems with water resources in the PRC. We demonstrate our protection of our living environment with our actual acts. This is the first water resources social welfare plan competition in the PRC. Being the leading enterprise of bottled water in the PRC, Master Kong hopes to find solution applicable to the water source crisis of the PRC through such competition as our corporate social responsibility for the protection of water environment and water resources in the PRC.

According to ACNielsen's survey in September 2008, in terms of sales value, market share of Master Kong RTD Tea was 41.2%, and it continued to hold firmly the No.1 position in the market. Master Kong juice series came third in the diluted juice market with it's twin brands, taste extension and the family size promotion pack activities, gained 16.1% market share. Due to the aggressive promotion activities and flexible pricing strategy, Master Kong bottled water gained 20.9% market share and ranked first in the market.

In the third quarter of year 2008, due to some effects such as sales growth below expectation, gross margin for beverage dropped by 1.18ppt. to 36.67%. Gross profit grew by 29.85% to US$258.032 million when compared to same period last year. Profit attributable to equity holders of the Company increased to US$37.915 million.

Bakery Business

The turnover of the bakery business in the third quarter of the year amounted to US$45.529 million, an increase of 35.36% compared with last year and represented 3.45% of the Group's total turnover. During the period, gross margin for bakery business dropped by 0.49 ppt. to 38.39% and profit attributable to equity shareholders increased to US$3.671 million. During the period, substantial improvement was achieved in bakery business, mainly as a result of the establishment of an efficient marketing team, the reinforcement in the sales management of mega store in direct sales channels and the construction of a penetrable and competitive network in distribution channels.

In the third quarter of 2008, overall gross profit was enhanced by a substantial growth in the sales of "3+2" Sandwich Cracker, our core product; while overall operation performance was boosted by timely adjustment to selling prices and enhancement in production efficiency and quality. According to ACNielsen's survey in September 2008, in terms of sales value. Master Kong had market shares of 25.3% in the sandwich cracker market, ranked No.2 position in the market.

In the fourth quarter of the year, we will continue the operation of our core brands and invest more in branding and promotion. We will continue to improve product quality and strive for modernizing traditional food and promote gift box projects. Bakery business shall aim to build up Chinese bakery brand names and maintain sustained growth and profits.

Refrigeration Business

Refrigeration business continued to develop smoothly in the third quarter. Daily C fresh juice, Wei Chuan Yogurt and Wei Chuan Active Lactobacillus Drinks maintained stable sales growth in the Great Shanghai area.

On 7 November 2008, the Company and Wei Chuan (BVI) Co., Ltd entered into an agreement, pursuant to which Wei Chuan (BVI) has conditionally agreed to acquire from the Company the entire equity interest in Hangzhou Wei Chuan Foods Co., Ltd. at a consideration of Rmb73.960 million. Hang Zhou Wei Chua is a wholly-owned subsidiary of the Company and principally engaged in the manufacture and sale refrigeration products.

Upon completion of the Disposal, the Company could better utilize its resources in developing its major business and brand.

FINANCING

As of 30 September 2008, the Group's total liabilities amounted to US$1,611.528 million, and total assets amounted to US$3,146.548 million. The Group's total liabilities increased by US$558.802 million as compared to US$1,052.726 million as at 31 December 2007. The debt ratio, calculated as total liabilities to total assets, increased by 6.12ppt. to 51.22% as compared to 31 December 2007. The increase in debt ratio was because both other payables and loans have increased mainly for capital expenditures and trade payable for purchasing of more raw materials due to the increase in activities. The Group's long-term and short-term bank loans increased by US$180.167 million, as compared to 31 December 2007. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 90.07% and 9.93% respectively. The proportion between the Group's long-term loans and short-term loans was "32%:68%". In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 6.61% brought an exchange gain of US$104.160 million during the first three quarters of 2008, of which US$20.209 million and US$83.951 million have been included in the income statement and exchange translation reserve respectively.

The Group will continue to maintain a strong liquidity position for the coming year and as of 30 September 2008, the Group had cash on hand and bank balances of US$493.380 million, and no contingent liability.

Financial Ratio

	As at 30 September 2008	As at 31 December 2007
Finished goods turnover	8.84 Days	8.95 Days
Accounts receivable turnover	11.57 Days	11.84 Days
Current ratio	0.78 Times	0.70 Times
Debt ratio (Total liabilities to total assets)	51.22%	45.10%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.07 Times	0.15 Times

HUMAN RESOURCES

As a result of the addition of more new factories for bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 48,946 as at 30 September 2008 (31 December 2007: 45,990). The Group provides competitive salary packages, insurance and medical benefits to employees. The Group also puts significant efforts in the management, planning and development of human resources. The good management system for human resources will enhance employees' contribution to the Group and enable the Group to maintain strategic advantages in retaining talents.

The Group continued the development in human resources and sent staff for overseas training and maintained function-based training system. On 20 March 2008, the Group provided a share option scheme to some of its staff.

PROSPECTS

Affected by the deteriorating global financial crisis, inflationary pressure on China's economy is reducing and there is even a possible shift to deflation. According to statistics of the National Bureau of Statistics of China, the country's GDP for the third quarter increased by 9% compared with the same period last year, the lowest increase since 2004. CPI rose 4.6% in September compared with the corresponding period last year, the slowest rate of increase in 15 months. In the face of declining GDP and CPI growth, the Chinese Government will implement active fiscal policies, more relaxed monetary policies together with other measures to increase domestic consumptions. These measures coupled with the fact that the food industry is less affected by economic change should enable the food industry to maintain its steady growth.

Master Kong continued to develop steadily at its own pace despite the impact of natural disasters and the deteriorating global economy. China's measures to boost domestic consumption provides favorable opportunities for Master Kong to develop its business. And as a leader of the food industry in large China, Master Kong will seize opportunities to continue to leverage on its own advantages for the on-going professional and scale development of its instant noodles, beverage and bakery business. Master Kong will enrich the Group's product offerings in a timely manner in order to create profits. The Group will continue to focus on the development of its instant food and beverage business, and strive to develop Master Kong into the world's largest instant food and beverage producer.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 September 2008, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance and Accounting Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Company established the Audit Committee in September 1999. The Audit Committee currently has three Independent Non-executive Directors, Mr. Lee Tiong-Hock, Mr. Hsu Shin-Chun and Michio Kuwahara. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Michio Kuwahara.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

After 30 September 2008, the Company has repurchased 1,912,000 shares for approximately US$1.980 million. All shares repurchased have been cancelled and will not be reissued or resold.

SHARE OPTION SCHEME

At the extraordinary general meeting held on 20 March 2008, the shareholders approved the adoption of the Share Option Scheme. On the same day, the Company granted 11,760,000 share options to employees of the Group. The share options are exercisable for the period from 21 March 2013 to 20 March 2018 at an exercise price of HK$9.28 per share. The Company offered 2,000,000 share options to the Company's Chairman and Chief Executive Officer, Mr. Wei Ing-Chou.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE OFFICER IN SHARES

As at 30 September 2008, the interests and short positions of the Directors and Chief Executive Officer in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

Name of Directors	Number of ordinary shares		Number of underlying shares held under share options
	Personal interests	Corporate interests *(Note)*	
Wei Ing-Chou	13,242,000	2,044,827,866	2,000,000
Wei Ying-Chiao	—	2,044,827,866	—

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 32.52% by Rich Cheer Holdings Limited ("Rich Cheer") and as to the remaining 12.38% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. Rich Cheer is beneficially owned by the spouses of Wei Ing-Chou, Wei Ying-Chiao, Wei Yin-Chun and Wei Yin-Heng in equal shares.

Save as disclosed above, at no time during the three months ended 30 September 2008 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30 September 2008, none of the Directors and Chief Executive Officer had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive Officer of the Company, as at 30 September 2008, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	2,044,827,866	36.5886%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%

Save as disclosed above, as at 30 September 2008, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 24 November 2008

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立之有限公司)
(證券代號: 322)

第三季度業績報告 2008


2007 TAIWAN
RISING STAR
康师傅
红烧牛肉面
冰红茶

* 僅供識別

摘要

百萬美元	截至九月三十日止三個月 二零零八年	二零零七年	變動
• 營業額	1,321.411	994.847	+32.83%
• 集團毛利	429.485	330.730	+29.86%
• 扣除利息、稅項、折舊及攤銷前盈利(EBITDA)	201.698	160.464	+25.70%
• 本期溢利	129.755	109.015	+19.02%
• 本公司股東應佔溢利	91.893	76.489	+20.14%
• 每股溢利(美仙)	1.65	1.37	+0.28美仙

• 於2008年9月30日之手頭現金及銀行存款為493,380千美元，負債與資本比率為0.07倍

緒言

中國第三季度的國內生產總值(GDP)較去年同期增長9%，較第二季度10.1%的增速下降1.1個百分點，比去年同期回落2.5個百分點，創下2004年以來的最低增幅，經濟增速放緩。而前三季居民消費價格指數(CPI)較去年同期上漲了7%，漲幅同比高出2.9個百分點，但比上半年回落0.9個百分點，9月份CPI較上年同期增長4.6%，為近15個月以來最低增速，不過這仍然是中國連續第22個月處於實際負利率之中。而作為CPI先行指標的工業品出廠價格(PPI) 1-9月同比上漲8.3%，漲幅比上年同期高5.6個百分點。顯示雖然通脹壓力已有減輕，但仍然存在，而經濟下行風險則明顯上升。

負利率水平和經濟下行的壓力，促使消費者減少隨意消費，增加對生活必需品的支出比重。本集團掌握此契機，透過靈活的營銷策略及有效的市場布建，第三季度的營業額較去年同期上升32.83%至1,321百萬美元。方便麵、飲品及糕餅的營業額分別同比上升32.88%、34.02%及35.36%至542百萬美元、704百萬美元及46百萬美元。於期內，本集團的方便麵、即飲茶、包裝水及夾心餅乾持續穩居中國市場領導地位。

首三季的營業額較去年同期上升34.95%，整體毛利率微幅衰退0.15個百分點至32.77%，而毛利額則同比上升34.30%，除稅前溢利錄得383百萬美元，較去年同期上升34.79%。扣除利息、稅項、折舊及攤銷前盈利(EBITDA)較去年同期上升32.52%，達到524百萬美元；本公司股東應佔溢利上升27.39%至220百萬美元。

於2008年7月，本集團榮獲由英國InterBrand評核的「2008年台灣國際品牌價值調查」排名第五位，康師傅品牌價值達7.93億美元，本集團已連續六年名列前五大。9月財經雜誌「福布斯」公佈亞太區50家最佳上市公司，本集團首次上榜；該評選標準是根據企業的長遠表現、銷售及盈利增長、股價表現和預期收入等因素，入選公司的年度收入或市值均超過50億美元。10月AlixPartners公佈的最新中國消費者調查顯示，本集團於非酒精飲料類別，超越國際知名品牌，成為中國民眾最信賴的該類品牌。以上評鑑進一步肯定了康師傅品牌於大中華區域強勁的市場地位。

二零零八年度第三季業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至2008年9月30日止3個月及9個月未經審核之簡明綜合第三季財務報告連同2007年相對期間之未經審核比較數據。本集團第三季財務報告未經審核，惟已獲本公司之審核委員會審閱。

簡明綜合收益表

截至2008年9月30日止3個月及9個月

		2008年		2007年	
		7至9月	1至9月	7至9月	1至9月
		(未經審核)	(未經審核)	(未經審核)	(未經審核)
	附註	千美元	千美元	千美元	千美元
收益	2	1,321,411	3,370,664	994,847	2,497,681
銷售成本		(891,926)	(2,266,243)	(664,117)	(1,675,338)
毛利		429,485	1,104,421	330,730	822,343
其他淨收入		18,973	57,791	15,165	33,525
分銷成本		(253,134)	(645,871)	(189,280)	(475,504)
行政費用		(27,863)	(78,087)	(19,890)	(53,653)
其他經營費用		(11,020)	(43,349)	(12,975)	(33,538)
財務費用	3	(7,195)	(22,712)	(5,270)	(14,901)
應佔聯營公司業績		3,215	10,568	1,983	5,702
除稅前溢利	4	152,461	382,761	120,463	283,974
稅項	5	(22,706)	(62,024)	(11,448)	(29,024)
本期溢利		129,755	320,737	109,015	254,950
期內應佔溢利					
本公司股東		91,893	219,500	76,489	172,308
少數權益股東		37,862	101,237	32,526	82,642
本期溢利		129,755	320,737	109,015	254,950
每股溢利	6				
基本		1.65美仙	3.93美仙	1.37美仙	3.08美仙
攤薄		1.65美仙	3.93美仙	不適用	不適用

簡明綜合資產負債表

於2008年9月30日

	附註	2008年 9月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
資產及負債			
非流動資產			
物業、機器及設備		1,928,181	1,567,348
無形資產		10,441	11,701
聯營公司權益		36,564	33,929
土地租約溢價		71,576	65,594
可供出售金融資產		3,796	3,724
遞延稅項資產		5,379	5,379
		2,055,937	1,687,675
流動資產			
按公允價值列賬及在損益賬處理的金融資產		75,081	21,439
存貨		201,779	155,217
應收賬款	8	170,293	114,391
預付款項及其他應收款項		150,078	112,807
抵押銀行存款		11,864	3,030
銀行結餘及現金		481,516	239,862
		1,090,611	646,746
流動負債			
應付帳款	9	584,079	334,041
其他應付款項		363,928	248,979
有息借貸之即期部份	10	396,038	291,481
客戶預付款項		34,286	43,045
稅項		16,223	7,122
		1,394,554	924,668
淨流動負債		(303,943)	(277,922)
總資產減流動負債		1,751,994	1,409,753
非流動負債			
長期有息借貸	10	182,556	106,946
其他非流動應付款項		3,115	2,861
員工福利責任		8,725	7,893
遞延稅項負債		22,578	10,358
		216,974	128,058
淨資產		1,535,020	1,281,695
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	1,134,173	849,382
擬派特別股息		—	59,799
擬派末期股息		—	90,537
本公司股東應佔股本及儲備		1,162,116	1,027,661
少數股東權益		372,904	254,034
股東權益總額		1,535,020	1,281,695

簡明綜合股東權益變動表

2008年9月30日止9個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於2007年1月1日	913,342	184,647	1,097,989
直接在股東權益內認列之淨收益			
匯兑差額	42,487	—	42,487
股息	(136,923)	(32,668)	(169,591)
本期溢利	172,308	82,642	254,950
	77,872	49,974	127,846
於2007年9月30日	991,214	234,621	1,225,835
於2008年1月1日	1,027,661	254,034	1,281,695
直接在股東權益內認列之淨收益			
匯兑差額	65,291	18,660	83,951
股息	(150,336)	(1,027)	(151,363)
本期溢利	219,500	101,237	320,737
	134,455	118,870	253,325
於2008年9月30日	1,162,116	372,904	1,535,020

簡明綜合現金流量表

截至2008年9月30日止9個月

	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
經營活動所得現金淨額	691,617	593,195
投資活動動用現金淨額	(470,959)	(330,136)
融資活動所得(動用)現金淨額	29,830	(127,662)
現金及現金等值物之增加	250,488	135,397
於1月1日之現金及現金等值物	242,892	163,920
於9月30日之現金及現金等值物	493,380	299,317
現金及現金等值物結餘分析:		
銀行結餘及現金	481,516	294,328
抵押銀行存款	11,864	4,989
	493,380	299,317

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核第三季業績乃由董事負責編製。該等未經審核第三季業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至2007年12月31日止年度之賬目一併閱覽。編製此簡明第三季賬目採用之會計政策及計算方法與編製本集團截至2007年12月31日止年度之賬目所採用者一致。

2. 按主要產品劃分之收益及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的收益及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團收益及分部業績分析列載如下：

	營業額				分部業績			
	2008年		2007年		2008年		2007年	
	7至9月	1至9月	7至9月	1至9月	7至9月	1至9月	7至9月	1至9月
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
方便麵	541,751	1,524,211	407,693	1,065,395	59,923	135,299	37,321	80,246
飲　品	703,635	1,646,614	525,035	1,278,249	87,388	237,959	76,707	194,143
糕　餅	45,529	113,416	33,635	81,112	3,652	6,309	2,786	3,798
其　他	30,496	86,423	28,484	72,925	5,477	15,337	6,935	14,987
合　計	1,321,411	3,370,664	994,847	2,497,681	156,440	394,904	123,749	293,174

3. 財務費用

	2008年		2007年	
	7至9月	1至9月	7至9月	1至9月
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
利息支出				
需於五年內悉數償還之銀行及其他貸款	7,195	22,712	5,270	14,901

4. 除稅前溢利

除稅前溢利已扣除下列項目：

	2008年		2007年	
	7至9月	1至9月	7至9月	1至9月
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
折舊	45,778	126,103	36,400	99,356
攤銷	1,085	3,234	1,009	2,886

5. 稅項

	2008年		2007年	
	7至9月	1至9月	7至9月	1至9月
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千美元	千美元	千美元	千美元
中國企業所得稅	22,706	62,024	11,448	29,024

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部分附屬公司設立於經濟技術開發區，於2007年12月31日前按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。根據自2008年1月1日起生效之新稅法，中國企業所得稅的優惠稅率將按五年由15%逐漸地增加至25%。所有稅務寬減期將於2012年底屆滿。

6. (a) 每股基本溢利

每股基本溢利乃根據本公司股東期內應佔溢利219,500千美元(2007年：172,308千美元)及本期間已發行普通股之加權平均股數5,588,705,360(2007年：5,588,705,360)計算。

(b) 每股攤薄溢利

年內之每股攤薄盈利乃根據本年度之本公司股東應佔溢利淨額219,500千美元(2007年：172,308千美元)及年內就本公司購股權計劃所產生具有潛在攤薄影響之普通股數目作出調整後得出之普通股加權平均數計算。

用作計算每股攤薄溢利之普通股加權平均數之對賬表：

	截至9月30日止9個月	
	2008年	2007年
	股份數目	股份數目
用作計算每股基本盈利之普通股加權平均數	5,588,705,360	5,588,705,360
因授出購股權而視作發行之普通股	1,210,388	—
	5,589,915,748	5,588,705,360

7. 股息

董事會決議不擬派發截至2008年9月30日止9個月之股息(2007年：無)。

8. 應收賬款

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款(扣除壞賬及呆帳減值虧損)之賬齡分析列示如下：

	2008年 9月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
0至90天	158,579	105,115
90天以上	11,714	9,276
	170,293	114,391

9. 應付帳款

應付帳款之賬齡分析列示如下：

	2008年 9月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
0至90天	552,205	318,190
90天以上	31,874	15,851
	584,079	334,041

10. 有息借貸

	2008年 9月30日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
銀行貸款：		
一年內	396,038	291,481
第二年	114,027	68,620
第三年至第五年(包括首尾兩年)	68,529	38,326
	578,594	398,427
被分類為流動負債部分	(396,038)	(291,481)
非流動部分	182,556	106,946

11. 發行股本

	每股面值0.005美元之普通股	
	股份數目	千美元
法定：		
於2007年12月31日及2008年9月30日	7,000,000,000	35,000
已發行及繳足：		
於2007年12月31日及2008年9月30日	5,588,705,360	27,943

12. 儲備

	股份贖回儲備	股份溢價	外幣換算儲備	一般儲備	保留溢利	合計
	千美元	千美元	千美元	千美元	千美元	千美元
於2007年12月31日	36	332,478	93,124	135,961	438,119	999,718
匯兑差額	—	—	65,291	—	—	65,291
轉撥往一般儲備	—	—	—	9,756	(9,756)	—
本期溢利	—	—	—	—	219,500	219,500
股息	—	—	—	—	(150,336)	(150,336)
於2008年9月30日	36	332,478	158,415	145,717	497,527	1,134,173

13. 承擔

	2008年9月30日(未經審核)	2007年12月31日(已經審核)
	千美元	千美元
(a) 資本承擔		
已訂約但未撥備	65,329	196,008

(b) 營運租約承擔

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

	2008年9月30日	2007年12月31日
一年內	7,335	10,369
於第二年至第五年屆滿(包括首尾兩年)	20,321	20,570
五年以上	3,133	4,301
	30,789	35,240

14. 與有關連人士之交易

交易

除於本帳目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	2008年		2007年	
	7至9月 （未經審核） 千美元	1至9月 （未經審核） 千美元	7至9月 （未經審核） 千美元	1至9月 （未經審核） 千美元
(a) 向下列公司出售貨品：				
聯營公司	49	407	682	1,531
本公司若干主要股東所控制之公司	601	1,404	212	674
本公司董事所控制之公司	5,653	11,782	2,450	7,213
(b) 向下列公司購買貨品：				
聯營公司	89,253	250,987	76,971	207,679
本公司若干主要股東所控制之公司	3,003	9,688	10,360	20,199
本公司若干少數股東之控股公司	599	1,601	710	1,775
(c) 向下列公司收取加工費用：				
本公司若干主要股東所控制之公司	—	—	876	1,764
本公司若干少數股東之控股公司	278	893	251	753

(d) 於2008年9月30日，本集團之聯營公司及本公司若干少數股東之控股公司向本集團之銀行提供銀行信貸之擔保分別為6,597千美元及8,575千美元（2007年12月31日：4,320千美元及17,530千美元）。

管理層討論與分析

第三季的營業額較去年同期上升32.83%至1,321百萬美元。方便麵、飲品及糕餅的營業額分別同比上升32.88%、34.02%及35.36%至542百萬美元、704百萬美元及46百萬美元。集團整體毛利率較去年同期下降0.74個百分點至32.50%，毛利額則同比上升29.86%。除稅前溢利錄得152百萬美元，較去年同期上升26.56%。

首三季的營業額較去年同期上升34.95%，整體毛利率微幅衰退0.15個百分點至32.77%，而毛利額則同比上升34.30%；扣除利息、稅項、折舊及攤銷前之盈利(EBITDA)較去年同期上升32.52%，達到524百萬美元；本公司股東應佔溢利上升27.39%至220百萬美元。

方便麵業務

第三季方便麵業務的營業額為541,751千美元，較去年同期上升32.88%，佔集團總營業額的41.00%；首三季的營業額累計上升43.07%至1,524百萬美元，佔集團總營業額的45.22%。

期內持續以康師傅品牌經營高價麵市場的營銷策略，致力於維持現有的高價市場佔有率；同時，以福滿多品牌搶攻升級後的中、平價麵市場份額。

康師傅品牌以四大主力產品一紅燒牛肉、香辣牛肉、香菇燉雞、鮮蝦魚板為基礎，滿足消費者對基本美味的需要，同時持續經營和發展各區域口味以滿足不同地域、不同飲食文化的需求，並通過消費者促銷活動與消費者做進一步溝通；「紅牛香辣乾拌麵」演繹經典美味新吃法；「辣旋風」以流行的辣為訴求，用代言人持續與年輕族群進行溝通；新產品「點心麵」以"小點心、大滿足"為溝通主軸，強調豐富有料的產品特色，以可愛的外形吸引年輕族群；「食麵八方」持續"乾麵美食之旅"的溝通，通過盒麵和袋麵的推廣，穩固乾拌麵市場第一品牌的地位；「勁爽拉麵」、「好滋味」則全力經營中價麵市場，滿足城市中下階層消費者的需求。

中價麵品牌：「金牌福滿多」新裝上市塑造「美味新高度」，「超級福滿多」持續年輕化定位，溝通校園族群，桶麵成功上市，穩固整體中價麵市場的領導地位；平價麵品牌：「福滿多」及「福滿多一碗香」有效搶攻二、三、四級城市每包一元的方便麵市場，銷售穩步成長；「福滿多香脆麵」隨手包精進上市，主推蛋烤番茄口味，帶動整體乾脆麵的成長；「福滿多」系列品牌的良好經營，有效帶動集團在整體中平價麵市場的成長，市佔率穩步提升。

據ACNielsen 2008年9月最新零研數據顯示，本集團方便麵在中國整體方便麵的銷售額市場佔有率為49.9%，持續穩居市場第一位。在高價袋麵和容器麵市場的市佔率分別高達69.5%和66.1%，福滿多品牌於平價麵市場之市佔率為14.4%，居市場第三位。

在生產方面，透過生產系統的精益，對現有工廠的生產力進行再造，引入高速生產線，推動設備的高速化、自動化及省人化，有效提升生產效能及人均產能，充分紓解生產成本壓力。

方便麵主要原材料棕櫚油價格自七月份的高位至八月份大幅回落。受庫存及採購前置期的影響，本集團於第三季度的實際用油成本仍然偏高，導致第三季度方便麵業務之毛利率較去年同期微幅下跌0.39個百分點至26.11%，而毛利額則同比上升30.93%。受惠於有效的市場策略及善控營運成本，本公司股東應佔溢利增加至49,671千美元。

飲品業務

受低溫天氣及飲料市場激烈競爭影響，加上面對仍存在的通脹及消費者收入減少的壓力，促使消費者的消費行為趨於保守，致期內銷售增速略有放緩；惟本集團透過靈活、精準的銷售策略，加大促銷力度及與消費者溝通的活動，令飲品第三季營業額同比上升34.02%至703,635千美元，佔本集團總營業額的53.25%；首三季的營業額累計上升28.82%至1,647百萬美元，佔集團總營業額的48.85%。

茶系列產品方面，國際集團看好茶飲料市場前景，並加大對該市場的投入，競爭日益尖銳。集團通過對茶飲料產品的細分化，不斷豐富產品品項，並以各種活動形式持續與消費者溝通，增加品牌拉力，來捍衛在茶飲料市場的領導地位。

冰紅茶繼續走音樂行銷路線，在代言人陶喆的帶領下，音樂活動的參加人數為歷年之最，成功地運用音樂把康師傅冰紅茶和消費者的距離拉近。果汁產品方面，透過代言人活動，充分展現康師傅鮮の每日C是一個不斷精選多種口味，充滿活力，給你無限歡樂和活力的果汁品牌。包裝水方面，目前居中國市場第一位；在世界一流的自動化生產設備，成熟而先進的科學管理和技術下，保證生產平穩運行，生產出高品質、讓消費者安心飲用的產品。

康師傅視產品安全為生命，為業界自律，簽署了行業首個公約<中國包裝飲用水自律公約>，對產品品質保證、市場環境、原水及水源地的保護、產品標簽及廣告等，提出了比較嚴格的要求，促進包裝飲用水的自我約束，從而維護行業秩序和消費者的合法權益，促進包裝飲用水行業的健康和諧發展，創建一個良好的市場氛圍和環境。並透過推動「水創意公益提案競賽」活動，鼓勵大眾為中國水資源現狀找出創新、多元並可行的解決方案，以本集團的實際行動保護我們生存的環境。這是中國第一個水資源社會事業提案競賽。康師傅身為中國包裝水的領導企業，希望透過此次競賽，找出適合中國國情的方案，解決中國的水資源危機，為中國的水環境，水資源的保護獻出企業的社會責任心。

據ACNielsen 2008年9月最新零研數字顯示，基於銷售額市場佔有率，康師傅即飲茶之市場佔有率為41.2%，穩居市場龍頭地位；康師傅果汁系列藉雙品牌及口味包裝延伸策略，透過大包裝節慶的推廣活動等，取得稀釋果汁市場16.1%的市場佔有率，居第三位；加大促銷力度及採具彈性的價格策略，康師傅礦物質水取得20.9%的市場佔有率，穩居市場第一位。

第三季度飲品業務的毛利率同比下跌1.18個百分點至36.67%，是受銷售成長低於預期等因素影響，而毛利額則同比上升了29.85%，達到258,032千美元；期內母公司股東應佔溢利增加至37,915千美元。

糕餅業務

2008年第三季糕餅業務銷售額達到45,529千美元，較去年同期上升35.36%，佔本集團總營業額約3.45%；同期糕餅事業群的毛利率微幅下跌0.49個百分點至38.39%，本公司股東應佔溢利增加至3,671千美元。期內糕餅業務獲利明顯改善，主要是有效率的行銷組織建立，於直營通路加強對現代化商場的銷售管理，於經銷通路建構可滲透及有競爭力的網路。

期內核心品項3+2夾心餅乾的銷售大幅成長，帶動整體毛利成長，生產效率及品質提升令整體運營表現更見卓越。根據ACNielsen 2008年9月之調查結果，康師傅於中國夾心餅乾市場的銷售額佔有率為25.3%，居市場第二位。

展望第四季將持續核心品牌的經營，同時加大品牌投資和推廣活動；將推動傳統美食現代化及禮盒專案，持續提升品質。糕餅事業群致力於中國糕餅市場建立康師傅品牌的市場地位及為持續成長和獲利而努力。

冷藏業務

冷藏業務於第三季度營業額持續穩定成長，旗下每日C純果汁、優酪乳及乳酸菌飲料在大上海地區維持平穩發展。

於本年11月7日，本公司與味全(BVI)有限公司訂立協議，味全(BVI)同意以人民幣73,960千元向本公司收購轄下全資附屬公司，主要產銷冷藏產品的杭州味全食品有限公司全部股權。於交易完成後，本公司將可更聚焦經營既有主業及品牌。

財務運作

於2008年9月30日，本集團總負債為1,611,528千美元，相對於總資產3,146,548千美元，負債比例為51.22%。相較於2007年12月31日的總負債1,052,726千美元，增加了558,802千美元，負債比例上升了6.12個百分點，負債比例上升是因應資本開支導致之應付款增加及季節性原材料採購導致之應付帳款及有息借貸增加。同期長短期銀行貸款相較於2007年12月31日增加了180,167千美元。總借貸中，外幣與人民幣的比例分別為90.07%：9.93%，長短期貸款比例為32%：68%。由於本集團的交易大部分以人民幣為主，而期內人民幣對美元的匯率升值了6.61%，對本集團造成1-9月匯兑收益共104,160千美元，分別包括於收益表內的20,209千美元及外幣換算儲備內的83,951千美元。

本集團於明年將繼續維持強勁的流動資產，而截至2008年9月30日，本集團並無或有負債，而同期本集團的手頭現金及銀行存款為493,380千美元。

財務比率概要

	2008年 9月30日	2007年 12月31日
製成品週轉期	8.84日	8.95日
應收賬款週轉期	11.57日	11.84日
流動比率	0.78倍	0.70倍
負債比率(總負債相對於總資產)	51.22%	45.10%
負債與資本比率(淨借貸相對於本公司股東權益比率)	0.07倍	0.15倍

人力資源

因應瓶裝水工廠持續的投產及通路精耕細作的展開，令本集團截至2008年9月30日的員工人數增加至48,946名(2007年12月31日：45,990名)。本集團在向僱員提供具競爭力的薪酬及保險、醫療福利制度的同時，亦充分重視人力資源的開發、管理與發展規劃，以期透過完善的人力資源管理，提高僱員對本集團的貢獻，亦使企業具備戰略性的人才優勢。

期內延續2007年之人力發展政策，繼續優秀人才赴海外培訓計劃，及功能別訓練組織系統之實施，並於2008年3月20日，提供購股權計劃予部分員工。

展望

受世界金融危機日趨嚴重的影響，中國經濟通脹壓力逐漸減弱，甚至有轉向通縮的可能。據中國國家統計局統計，中國第三季度的國內生產總值(GDP)較去年同期增長9%，創下2004年以來的最低增幅。而9月份內地居民消費價格指數(CPI)同比上漲4.6%，為近15個月以來最低增速。面對GDP與CPI增速雙雙持續下降，中國政府擬將實行積極的財政政策和適度寬鬆的貨幣政策，大力推行擴大內需的措施；加上食品業本身對經濟變化的影響不大，預期食品行業仍將保持穩步增長的發展趨勢。

今年，康師傅儘管也經歷了自然災害和國際經濟環境惡化帶來的影響，但依然堅定地以自己的節奏前進。展望未來，康師傅作為中國食品行業的領頭羊，將緊抓國內積極擴大內需的大好時機，持續發揮自身優勢，在繼續發展方便麵、飲品和糕餅的專業化和規模化的同時，適時豐富集團產品品項，以增加新的利潤增長點。未來，本集團會持續聚焦發展方便食品和飲品產業，並力爭把康師傅打造成為全球最大的方便食品和飲品生產商。

公司管治

遵守企業管治常規守則

於截至2008年9月30日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生身兼本公司主席與行政總裁的職務；

2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自1996年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財會部門受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

目前審核委員會成員包括李長福、徐信群及桑原道夫三位獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

目前薪酬及提名委員會成員包括徐信群、李長福及桑原道夫三位獨立非執行董事。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期鼓勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、買賣或贖回股份

期內，本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

本年九月三十日以後，本公司回購1,912,000股之本公司股份，代價約1,980千美元。所有購入股份已被註銷，故不會再發行或轉售。

購股權計劃

於2008年3月20日舉行的股東特別大會，本公司股東通過採納購股權計劃。本公司於同一天授出11,760,000股購股權予本集團的僱員。該購股權的行使期自2013年3月21日至2018年3月20日，行使價為每股9.28港元。本公司向本集團主席及行政總裁魏應州先生授予2,000,000股購股權。

董事及行政總裁之股份權益

於2008年9月30日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目		
董事姓名	個人權益	法團權益(附註)	根據購股權持有相關股份數目
魏應州	13,242,000	2,044,827,866	2,000,000
魏應交	—	2,044,827,866	—

附註： 該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，Rich Cheer Holdings Limited持有32.52%及獨立第三者持有其餘的12.38%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。Rich Cheer是由魏應州、魏應交、魏應充及魏應行等之配偶實益擁有相等的股權。

除本段所披露者外，截至2008年9月30日止9個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於2008年9月30日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於2008年9月30日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新(開曼島)控股有限公司	2,044,827,866	36.5886%
三洋食品株式會社	1,854,827,866	33.1889%

除上述者外，於2008年9月30日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

董事局

於本報告日，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及桑原道夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，二零零八年十一月二十四日

網址： http://www.masterkong.com.cn
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